AB 3/13

RECEIVED
2014 FEB 20 PM 3:00
SEC / MR

U
SECURITIES AN
14047376
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52676

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JSB PARTNERS, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

460 TOTTEN POND ROAD, SUITE 480
(No. and Street)

WALTHAM	MA	02451
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WOLFGANG STOIBER (978) 318-9799
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP 3/14/14

RECEIVED

2014 FEB 20 PM 3:00

SEC / MR

OATH OR AFFIRMATION

I, WOLFGANG STOIBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JSB PARTNERS, LP, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

MANAGER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

On this 11 day of February, 20 14, before me, the undersigned notary public, personally appeared Wolfgang Stoiber (name of document signer), proved to me through satisfactory evidence of identification, which were MA DL, to be the person who signed the preceding or attached document in my presence.

[signature] (official signature and seal of notary)

IRYNA GANCHINA
Notary Public, Commonwealth of Massachusetts
My Commission Expires October 24, 2019

JSB PARNTERS, LP

FINANCIAL STATEMENTS

DECEMBER 31, 2013

BRACE & ASSOCIATES, PLLC
Certified Public Accountant
PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

RECEIVED
2014 FEB 20 PM 3:00
SEC / MR

INDEPENDENT AUDITOR'S REPORT

To the Partners
of JSB Partners, LP

Report on the Financial Statements

We have audited the accompanying financial statements of JSB Partners, LP which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in partners' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JSB Partners, LP as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the

United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

February 10, 2014

JSB PARTNERS, L.P.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash	$ 1,974,801
Restricted cash	12,482
Receivable from customers, net of allowance for doubtful accounts of $0	82,577
Receivable from non-customers	1,361
Prepaid expenses and other assets	55,358
Furniture and equipment, at cost, less accumulated depreciation of $178,078	58,968
Total assets	$ 2,185,546

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses	$ 199,657
Distribution payable	-
Deferred revenue	-
Income taxes payable	230,277
Total liabilities	429,933
Partners' capital	1,755,613
Total liabilities and partners' capital	$ 2,185,546

The accompanying notes are an integral part of these financial statements.

JSB PARTNERS, L.P.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:	
Fee income	$ 3,948,326
Other income	229,551
Gain from sale of asset	1
Interest income	983
	4,178,861
Expenses:	
Employee compensation, guaranteed payments, and benefits	528,103
Consulting fees	1,193,111
Communications and data processing	210,807
Interest expense	31
Legal and professional fees	293,931
Occupancy expenses	166,421
Other operating expenses	329,160
	2,721,563
Income (loss) before income taxes	1,457,298
Provision for trade and income taxes	176,076
Net income(loss)	1,281,222
Other comprehensive income:	
Foreign currency translation adjustments	(3,625)
Comprehensive income (loss)	$ 1,277,597

The accompanying notes are an integral part of these financial statements.

JSB PARTNERS, L.P.

CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2013

Partners' capital at beginning of year	$	712,015
Net income		1,277,597
Partners' contributions		30,303
Partners' distributions		(277,339)
Foreign currency translation adjustment		13,038
Partners' capital at end of year	$	1,755,613

The accompanying notes are an integral part of these financial statements.

JSB PARTNERS, L.P.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:		
Net income		$ 1,277,597
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 42,812	
Gain on sale of asset	(1)	
(Increase) decrease in operating assets:		
Increase in restricted cash	(381)	
Decrease in receivables from customers	64,912	
Decrease in receivables from non-customers	39,097	
Decrease in prepaid expenses	19,493	
Increase (decrease) in operating liabilities:		
Decrease in accounts payable and accrued expenses	(80,712)	
Decrease in deferred revenue	(61,458)	
Decrease in income taxes payable	(118,565)	
Total adjustments		(94,803)
Net cash provided by operating activities		1,182,794
Cash flows from investing activities:		
Proceeds from sale of fixed assets	46,804	
Acquisition of fixed assets	(2,199)	44,605
Cash flows from financing activities:		
Contributions from partners	30,303	
Distributions to partners	(277,340)	(247,037)
Effect of foreign currency translation on cash		3,633
Net increase in cash		983,995
Cash at beginning of year		990,805
Cash at end of year		$ 1,974,800

The accompanying notes are an integral part of these financial statements.

JSB PARTNERS, L.P.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ 31
Income taxes	$ 294,641

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

JSB PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

The Company, a Delaware limited partnership, was organized in July 1999. The partnership shall continue in existence until December 31, 2049, unless terminated at an earlier date. It operates as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company's principle business is acting as financial advisors to Biotech and Pharmaceutical companies in their acquisitions and merger efforts.

Organizational Structure

The Partnership agreement provides for profits or losses from success fee revenues to be allocated 50% to each individual Limited Partner responsible, the second 25% to the Limited Partners pro rata, the remaining 25% to the General Partner. For non success fee revenues the profits or losses will be allocated 70% to the Limited Partners and 30% to the General Partner.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying financial statements include the accounts JSB Partners, L.P., JSB Partners, GmbH, a wholly owned German subsidiary and JSB Partners, L.P. Wilmington, Zug Branch, a branch office of the US Company. Significant Intercompany balances and transactions have been eliminated in consolidation.

Restricted Cash

The Company has placed $12,482 in term deposit accounts to serve as cash collateral for standby letters of credit in connection with operating leases.

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES (Continued)

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income. A foreign currency transaction loss of $3,625 is included in net income for the year ended December 31, 2013.

Fixed Assets

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for 2013 was $42,812.

Securities Transactions

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. These securities include investment securities (a) for which there is not a market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Accounts Receivable and Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. Accounts receivable are presented net of an allowance for doubtful accounts of $0 at December 31, 2013.

Management's Review for Subsequent Events

Management had evaluated subsequent events through February 10, 2013, the date which the financial statements were available to be issued.

NOTE 2 - TAXES ON INCOME

As a partnership the Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements for U.S. tax purposes. All income or losses will be reported on the individual members' income tax returns for U.S. tax purposes.

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of January 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits as of December 31, 2013.

The German subsidiary and Swiss branch are treated as separate entities and are subject to trade and income taxes.

NOTE 3 - NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $1,457,456 at December 31, 2013, which exceeded required net capital of $28,662 by $1,428,794. The ratio of aggregate indebtedness to net capital at December 31, 2013 was 29.5%.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company has various non-cancelable operating leases on facilities, some of which contain provisions for rent free periods. The total amount of the rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is credited or charged to "Accrued Rent", which is included in "Accounts payable and accrued expenses" in the accompanying Statement of Financial Condition.

NOTE 4 – COMMITMENTS AND CONTINGENCIES (Continued)

Minimum annual rental commitments are as follows:

Fiscal Year Ending	Minimum Lease Commitments
2014	61,437
2015	62,775
2016	64,112
2017	5,352
Total	$193,676

Rent expense for the year ending December 31, 2013 was $114,278.

JSB PARNTERS, LP

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2013

JSB PARTNERS, L.P.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2013

Total ownership equity from statement of financial condition	$ 1,755,613
Total nonallowable assets from statement of financial condition	(240,014)
Net capital before haircuts on foreign cash balances	$ 1,515,599
Haircuts on foreign cash balances	(58,143)
Net capital	$ 1,457,456
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 429,933
Total aggregate indebtedness	$ 429,933
Percentage of aggregate indebtedness to net capital	29.5%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 28,662
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 28,662
Excess net capital	$ 1,428,794
Excess net capital at 1000%	$ 1,414,462

JSB PARTNERS, L.P.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 (X-17A-5) AT DECEMBER 31, 2012

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED 12/31/13	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT 12/31/13
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 1,908,275	$ (152,662)	$ 1,755,613
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	327,955	(87,941)	240,014
Haircuts on foreign cash balances	58,143	-	58,143
Total deductions	386,098	(87,941)	298,157
Net capital	$ 1,522,177	$ (64,721)	$ 1,457,456

SCHEDULE II

JSB PARTNERS, L.P.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3 IF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2013

The Company is exempt from the reserve requirements of Rule 15c3-3(k)(2)(i) as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & ASSOCIATES, PLLC
Certified Public Accountant
PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Partners of JSB Partners, LP

In planning and performing our audit of the financial statements of JSB Partners, LP as of and for the year ended December 31, 2013 , in accordance with auditing standards generally accepted in the United States of America, we considered JSB Partners, LP's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of JSB Partners, LP's internal control. Accordingly, we do not express an opinion on the effectiveness of JSB Partners, LP's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by JSB Partners, LP including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because JSB Partners, LP does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of JSB Partners, LP is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that JSB Partners, LP's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

February 10, 2014

JSB PARTNERS, LP

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2013

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of JSB Partners, LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by JSB Partners, LP, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating JSB Partners, LP's compliance with the applicable instructions of Form SIPC-7. JSB Partners, LP's management is responsible for JSB Partners, LP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries check #'s 5118 and 5200 noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting a difference due to an audit adjustment to other income and the subtraction of foreign currency adjustment to determine revenue on the SIPC form and as a separate line on the audited statement of income;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

February 10, 2014

JSB PARTNERS, LP
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2013

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			**$ 10,438**
Less Payments Made:			
Date Paid	**Amount**		
07-25-13	**$2,501**		
01-27-14	**8,033**		
			(10,534)
Interest on late payment(s)			**—**
Total Assessment Balance or Overpayment			**$(96)**
Payment made with Form SIPC 7			**$8,033**
Overpayment to be applied			**$(96)**

See Accountant's Report

JSB PARTNERS, LP
DETERMINATION OF "SIPC NET OPERATING RE NUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2013

Total revenue	**$4,175,237**
Additions:	
Various (list)	
Total additions	**$ 0**
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	**0**
Revenues from commodity transactions	**0**
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	**0**
Net gain from securities in investment accounts	**0**
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	**0**
Other	**0**
Total deductions	**$ 0**
SIPC NET OPERATING REVENUES	**$4,175,237**
GENERAL ASSESSMENT @ .0025	**$ 10,438**

See Accountant's Report